UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Semiramis Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
16,883,779

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
16,883,779

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
16,883,779

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.86%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tuscany Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
13,018,276

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
13,018,276

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
13,018,276

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.23%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Diana Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Semiramis Paliou (“Paliou”), a citizen of Greece, and Tuscany Shipping Corp., a Marshall Islands corporation (“Tuscany”). Paliou and Tuscany are collectively referred to as the “Reporting Persons.” Paliou is the owner of all of the issued and outstanding shares of Tuscany, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany.

The principal business address for Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Tuscany acquired Shares from Taracan Investments S.A., a Marshall Islands corporation, which at that time was controlled by Mr. Simeon Palios (“Taracan”) pursuant to the Contribution Agreement dated September 28, 2020, by and between Taracan and Tuscany in a private transaction, resulting in Tuscany directly acquiring all such Shares. Mr. Simeon Palios subsequently transferred all of his interest in Tuscany to Paliou on September 28, 2020.

Item 4.	Purpose of Transaction.

Paliou, the Chief Executive Officer of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares, as described herein, solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of March 2, 2023, the Issuer had 106,437,232 Shares outstanding.  The following persons report beneficial ownership of the following Shares:

Tuscany is the record holder of 13,018,276 Shares, representing 12.23% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. 4 Sweet Dreams S.A. (“4 Sweet Dreams”) is the holder of 3,865,503 Shares representing 3.63% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. Therefore, Paliou may be deemed to, indirectly, beneficially own 16,883,779 Shares, representing 15.86% of the Issuer’s issued and outstanding shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 13,018,276 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 3,865,503 Shares. Therefore, Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 16,883,779 Shares.

(c.) Paliou was issued 470,478 restricted Shares on February 22, 2023, pursuant to an equity incentive plan as equity compensation. No cash consideration was paid.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 31, 2019, the Issuer issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to Taracan, which have been contributed to Tuscany, as described above.

The Series C Preferred Stock will vote with the Shares of the Issuer, and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Issuer. Through her beneficial ownership of Shares and shares of Series C Preferred Stock of the Issuer, Paliou will control 26.6% of the vote of any matter submitted to the vote of the stockholders of the Issuer.

The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Issuer except to the holder's affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Issuer, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer.

Pursuant to the Contribution Agreement dated as of September 28, 2020 (the “Contribution Agreement”), between Tuscany and Taracan Investments S.A., a Marshall Islands corporation (“Taracan”), Tuscany acquired 14,525,730 Shares and 10,675 shares of Series C Preferred Stock of the Issuer (the “Series C Preferred Stock”) from Taracan, in exchange for 999 shares of common stock of Tuscany, and may be deemed to have beneficial ownership of such Shares and Series C Preferred Stock. The Contribution Agreement was filed as Exhibit B to Amendment No. 1 to Schedule 13D.

On June 22, 2021, the Issuer issued 400 shares of its newly-designated Series D Preferred Stock, par value $0.01 per share, to Tuscany. The Series D Preferred Stock has no dividend or liquidation rights. The Series D Preferred Stock will vote with the Shares of the Issuer, and each share of the Series D Preferred Stock shall entitle the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Issuer, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Issuer held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Issuer and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Issuer. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons.  The issuance of shares of Series D Preferred Stock to Tuscany was approved by an independent committee of the Board of Directors of the Issuer, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A Joint Filing Agreement dated March 2, 2023 among the Reporting Persons Exhibit B* Contribution Agreement dated September 28, 2020, between Taracan Investments S.A. and Tuscany Shipping Corp.

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2023
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorised Representative
/s/ Semiramis Paliou
Semiramis Paliou*

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated March 2, 2023, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Shipping Inc. shall be filed on behalf of the undersigned.

March 2, 2023
-----------------------
(Date)

Tuscany Shipping Corp.
By /s/ Semiramis Paliou
Semiramis Paliou
Authorised Representative

/s/ Semiramis Paliou
Semiramis Paliou